                   AMEX “REX”
       TSX Exchange “VIR”
                                                                                                     For Immediate Release

ViRexx Medical Corp.

VIREXX ANNOUNCES CHANGE IN BOARD

EDMONTON, ALBERTA – April 8, 2008 – ViRexx Medical Corp. (“ViRexx”)(TSX:VIR; AMEX:REX), announced today that as of April 3, 2008 Mr. Peter P. Smetek, Jr. ceased to be a director of the Corporation.  The board of directors now consists of Darrell Elliott, Doug Gilpin, Jacques Lapointe, Michael Marcus and Yves Cohen.

About ViRexx Medical Corp.
ViRexx is a Canadian-based development-stage biotech Corporation focused on developing innovative targeted therapeutic products that offer better quality of life and a renewed hope for living.  Our platform technologies include product candidates for the treatment of Hepatitis B, Hepatitis C, avian influenza viral infections, biodefence and nanoparticle applications, select solid tumors and late-stage ovarian cancer. For additional information about ViRexx, please see www.virexx.com.

THE TSX HAS NOT APPROVED OR DISAPPROVED OF THE INFORMATION CONTAINED HEREIN

For more information, please contact:

Darrell Elliott Chairman and Chief Executive Officer ViRexx Medical Corp. Tel: (780) 433-4411 Fax: (780) 436-0068 investor@virexx.com